SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 0-13022

NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K	[ ] Form 11-K	[ ] Form 20-F	[ ] Form 10-Q	[ ] Form N-SAR

For the Period Ended: June 30, 2002

Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

PART I
REGISTRANT INFORMATION

Full name of registrant	INTELLICORP, INC.

Former name if applicable	Not Applicable

Address of principal executive office (Street and number)	1975 El Camino Real West

City, state and zip code	Mountain View, California 94040

PART II
RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q or N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On September 6, 2002, IntelliCorp, Inc. (the “Registrant”) and a wholly owned subsidiary, Megaknowledge, Inc., filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (Case No. 02-12536 (MFW)). This has caused unavoidable delays in the completion of Registrant’s financial statements and related disclosure to be included in its 10-K Annual Report. Registrant anticipates that preparation of such financial statements and related disclosure can be completed, and such Annual Report will be finalized and filed, within 15 days after September 28, 2002.

PART IV
OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification

Jerome F. Klajbor	(650)	965-5500

(Name)	(Area Code)	(Telephone Number)

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes    [   ] No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [   ] Yes    [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INTELLICORP, INC.

(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2002	By	/s/ Jerome F. Klajbor

Chief Financial Officer